FORM 6-K

                          SECURITIES AND EXCHANGE COMMISSION

                                Washington, D.C. 20549

                           REPORT OF FOREIGN PRIVATE ISSUER

                         PURSUANT TO RULE 13A-16 OR 15D-16 OF

                         THE SECURITIES EXCHANGE ACT OF 1934

          For the month of:    April 19, 1999
                              ----------------

                                     TRICOM, S.A.
                   (Translation of registrant's name into English)

            AVENIDA LOPE DE VEGA NO. 95, SANTO DOMINGO, DOMINICAN REPUBLIC
                      (Address of principal executives offices)

               Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F      X       Form 40-F
                               -----------           -----------

               Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                            Yes            No      X
                               -----------    -----------

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                                                  --------

FOR IMMEDIATE RELEASE


FOR FURTHER INFORMATION CONTACT:
Jaime Garcia                                Robin Weinberg / Jennifer Rogovin
TRICOM, S. A.                               CITIGATE DEWE ROGERSON
Ph (809) 476-4054                           Ph (212) 688-6840
e-mail: jgarcia@tricom.com.do               e-mail: rweinberg@dewerogerson.com
        ---------------------                       --------------------------
                                                    jrogovin@dewerogerson.com
                                                    -------------------------


                     TRICOM ANNOUNCES FIRST QUARTER RESULTS
           STRONG SALES CONTINUE TO DRIVE GROWTH AND MARGIN EXPANSION



(Santo Domingo, Dominican Republic, April 19, 1999) TRICOM (NYSE:TDR), today announced the results of operations for the first quarter ended March 31, 1999.

OPERATING HIGHLIGHTS:

() OPERATING REVENUES for the first quarter of 1999 increased 28.9%, from US$ 27.0 million in the first quarter 1998 to US$ 34.8 million in 1999.
() NET EARNINGS for the first quarter of 1999 grew 92.4% compared to net earnings for the first quarter of 1998, increasing from US$ 2.4 million, or US$ 0.13 per share, to US$ 4.6 million, or US$ 0.19 per share.
() OPERATING MARGIN expanded from 22.7% in the first quarter of 1998 to 23.9% in 1999.
() OPERATING DATA: Strong sales continue to drive the Company's growth. Local access lines grew by 78.5% from 51,581 at March 31, 1998, to 92,055 at March 31, 1999. Cellular subscribers increased by 126.7% from 55,986 at March 31, 1998 to 126,923 at March 31, 1999. International long distance minutes increased by 65.6% from 47.2 million minutes in the first quarter of 1998 to 78.1 million minutes in the first quarter of 1999.

() EBITDA increased 42.7% from US$ 11.1 million for the first quarter of 1998 to US$ 15.8 million for the first quarter of 1999, with margins expanding from 41.0% to 45.4%.

Commenting on the results, Arturo Pellerano, Chairman and CEO, stated, "We are very pleased with our performance this quarter. Our major growth drivers continue to deliver excellent results in terms of both volume and profitability. Our network expansion strategy, strengthened by the first stage of our Wireless Local Loop rollout, and the additional revenues forthcoming from the rate rebalancing plan effected this year, put us well on track to meet projections for 1999."

OPERATING REVENUES increased by 28.9% from US$ 27.0 million for the first
------------------
quarter of 1998 to US$ 34.8 million for the first quarter of 1999. This growth is attributable to increased local service revenues, increased cellular revenues, and higher installation revenues associated with the Company's local network expansion, as well as increased international revenues generated by TRICOM USA, Inc., the Company's U.S. subsidiary which is a facilities based international carrier.

LOCAL SERVICE REVENUES increased 117.8% from US$ 2.7 million for the first
----------------------
quarter of 1998 to US$ 5.8 million for the first quarter of 1999, as a result of the Company's local access subscriber base growth, combined with the positive effects of local rate rebalancing. The Company added 11,439 net local access lines during the first quarter of 1999 compared to 8,386 net local access lines added during the same period of 1998. This represents the highest number of lines added in any quarter since the Company began installing them in 1994. Wireless Local Loop lines accounted for 26% of net additions for the quarter. As of March 31, 1999, the Company had 92,055 local access lines in service compared to 51,581 local access lines in service at March 31, 1998. The impact of the first phase of local rate rebalancing is evidenced by an increase in average monthly rent of 32%, from US$11.69 in the first quarter of 1998 to US$15.38 in the first quarter of 1999. On average, the price per minute of measured local service increased by 16% from US$0.007 per minute during the first quarter of 1998 to US$0.009 per minute during the first quarter of 1999.

CELLULAR REVENUES grew by 38.4% from US$ 4.2 million during the first quarter of
-----------------
1998 to US$ 5.9 million during the first quarter of 1999, primarily as a result of a higher average cellular subscriber base as well as a 14% increase in the average price per outgoing airtime minute from US$0.23 in the first quarter of 1998 to US$0.27 in the first quarter of 1999. An added benefit of the recently implemented rate rebalancing was the increase in calling party pays charges, from an average of US$0.04 in the first quarter of 1998 to US$0.07 in the first quarter of 1999. The Company added 18,391 net cellular subscribers during the first quarter of 1999 compared to 14,879 net cellular subscribers during the first quarter of 1998. The number of cellular subscribers increased by 126.7% from 55,986 at March 31, 1998 to 126,923 at March 31, 1999. Airtime minutes increased by 28% from 21.6 million minutes in the first quarter of 1998 to 27.7 million minutes in the first quarter of 1999. The Company attributes the substantial increase of its cellular subscriber base to the continued growth of its AMIGO prepaid cellular program introduced in the third quarter of 1997.

INTERNATIONAL REVENUES increased by 19.6% from US$ 10.8 million for the first
----------------------
quarter of 1998 to US$ 13.0 million for the first quarter of 1999. This increase is attributable to the growth of inbound traffic volume generated by TRICOM USA. The number of inbound minutes generated by TRICOM USA increased by 76.8% in the first quarter of 1999 over the same period in 1998. The revenue increase was achieved despite a 18.9% decrease in settlement rates from an average rate of US$ 0.221 per minute for the first quarter of 1998 to US$ 0.179 per minute for the first quarter of 1999. Total inbound minutes increased by 73.8% over the same period of time. Total international long distance minutes increased by 65.6% from 47.2 million in first quarter of 1998 to a record 78.1 million in the first quarter of 1999.

INSTALLATION REVENUES grew by 42.6% from US$ 2.4 million for the first quarter
---------------------
of 1998 to US$ 3.4 million for the first quarter of 1999. The continued growth of the Dominican Republic economy has contributed to the increased demand for TRICOM's services as evidenced by the number of local access line and cellular subscriber additions. The Company added 13,939 gross local access lines and 24,344 gross cellular subscribers during the first quarter of 1999, compared to 9,553 lines and 19,881 cellular subscribers during the first quarter of 1998.

OPERATING COSTS increased 26.9% from US$ 20.9 million for the first quarter of
---------------

1998 to US$ 26.5 million for the first quarter of 1999. However, as a percentage of total operating revenues, operating costs declined from 77.3% for the first quarter of 1998 to 76.1% for the first quarter of 1999. The increase in operating costs was primarily attributable to increases in general and administrative expenses, depreciation, and taxes. General and administrative expenses increased by 28.9% from US$ 7.4 million for the first quarter of 1998 to US$ 9.6 million for the same period in 1999, primarily as a result of higher sales commissions paid to sales staff and increased personnel costs due to a higher employee headcount.

OPERATING INCOME grew by 35.6% from US$ 6.1 million for the first quarter of
----------------
1998 to US$ 8.3 million for the first quarter of 1999. Over the same period, operating margins improved from 22.7% to 23.9%. The improvement in the Company's operational results is attributed to higher margins from local service, cellular, and international long distance services, as well as to cost control measures implemented during the past two quarters.

NET EARNINGS increased by 92.4% from US$ 2.4 million for the first quarter of
------------
1998 to US$ 4.6 million for the first quarter of 1999. Net earnings accounted for 8.9% of total operating revenues for the first quarter of 1998 compared to 13.3% of total operating revenues for the first quarter of 1999. On a per share basis, earnings increased from US$0.13 to US$0.19 over the same period.

EBITDA grew by 42.7% from US$ 11.1 million for the first quarter of 1998 to US$
------
15.8 million for the first quarter of 1999. Over the same period, EBITDA margins expanded from 41.0% to 45.4%. The increase is attributed to the Company's improved operating performance as a result of higher operating margins from its cellular, local service and international businesses.

TRICOM is a full service telecommunications provider in the Dominican Republic, and a facilities-based long distance carrier in the United States. Since it began operations in 1992 as a low-cost international long distance service provider, the Company has expanded its services to include basic local service, national long distance, cellular, paging and Internet access.

For additional information, please visit TRICOM's Investor Relations website at http://www.tricom.net/investor or contact our Investor Relations department at
------------------------------
the above numbers.

The statements contained in this press release which are not historical facts are forward-looking statements that involve risks and uncertainties. Management cautions the reader that these forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company. Such risks include, but are not limited to the following factors: competition; declining rates for international long distance traffic; opposition to increased rates for basic local service; the Company's significant capital expenditure requirements and its need to finance such expenditures; the inability of the Company to expand its local access line network in a timely manner and within the amount budgeted for such capital expenditure program; the inability of the Company to manage effectively its rapid expansion; the continued growth of the Dominican economy, demand for telephone services in the Dominican Republic and moderation of inflation; and the continuation of a favorable political and regulatory environment in the Dominican Republic.

                             (Five tables to follow)

The following tables set illustrate operating information for the three month period ended March 31, 1998 and 1999.

-------------------------------------------------------------------------------
SUMMARY OF OPERATING INFORMATION
                                                   1Q'98        1Q'99
===============================================================================

Total lines in service (at period end)             51,581       92,055
Local access line additions, net                    8,386       11,439
Cellular subscribers (at period end)               55,986      126,923
Cellular subscriber additions, net                 14,879       18,391
Airtime minutes                                21,644,844   27,712,507
International long distance minutes            47,160,115   78,118,054
Domestic long distance minutes                  4,522,424    6,781,682
Paging subscribers (at period end)                 28,332       28,892
Number of employees (at period end)                 1,042        1,452
===============================================================================

-------------------------------------------------------------------------------
SUMMARY OF OPERATING INFORMATION
                                                   VARIATION       %
===============================================================================
Total lines in service (at period end)             40,474      78.5%
Local access line additions, net                    3,053      36.4%
Cellular subscribers (at period end)               70,937     126.7%
Cellular subscriber additions, net                  3,512      23.6%
Airtime minutes                                 6,067,663      28.0%
International long distance minutes            30,957,939      65.6%
Domestic long distance minutes                  2,259,258      50.0%
Paging subscribers (at period end)                    560       2.0%
Number of employees (at period end)

===============================================================================

The following table illustrates the percentage contribution of each category of revenues to total operating revenues and certain items in the statement of operations expressed as a percentage of total operating revenues for the three month period ended March 31, 1998 and 1999.

=============================================================================
OPERATING REVENUES                                     1Q'98           1Q'99
=============================================================================

Toll                                                   16.8%           13.5%
International revenues                                 40.1%           37.2%
Local service                                           9.9%           16.8%
Cellular                                               15.7%           16.8%
Paging                                                  4.7%            2.6%
Sale and lease of equipment                             3.7%            2.8%
Installations                                           8.9%            9.8%
Other                                                   0.2%            0.5%

-----------------------------------------------------------------------------

Operating costs                                        77.3%           76.1%
Operating income                                       22.7%           23.9%
Interest expense, net                                 -11.8%          -10.0%
Net earnings                                            8.9%           13.3%
EBITDA                                                 41.0%           45.4%

=============================================================================

All share and per share data shown below reflect the reclassification of the Company's shares of Common Stock that were outstanding prior to TRICOM's initial public offering of American Depository Shares into shares of Class B Stock and give effect to an approximate 3.3132-for-one stock split at that time. The financial data set forth below for the period-ended March 31, 1998 are unaudited and are subject to normal recurring year-end adjustments.

TRICOM, S.A. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEET
(IN US$)
                                               DECEMBER 31,         MARCH 31,
                                               ----------         ------------
                                                 1998               1999
ASSETS                                         (AUDITED)          (UNAUDITED)
Current assets:
 Cash and cash equivalents                US $15,377,410       US$ 5,048,152

Accounts receivable:
 Customers                                     9,168,740           9,878,925
 Carriers                                      4,153,003           5,140,117
 Related parties                                 163,110             476,167
 Officers and employees                          275,069             379,026
 Current portion of long term
  accounts receivable                             75,071              53,358
 Other                                         2,113,228             605,861
                                              ----------          -----------
                                              15,948,221          16,533,454
 Allowance for doubtful accounts                (740,687)           (826,557)
                                              ----------          -----------
   Accounts receivable, net                   15,207,534          15,706,897

Current portion of pledged securities         54,470,478          43,905,746
Inventories, net                               8,687,356          10,666,220
Prepaid expenses                               2,921,680           2,140,698
Deferred income taxes                            556,949             613,152
                                              ----------          ----------
   Total current assets                       97,221,407          78,080,866

Long-term accounts receivable                     91,556              88,273
Other investments                              2,164,387           2,194,724

Property and equipment cost                  365,682,963          391,440,929
Accumulated depreciation                     (35,226,515)         (39,721,399)
                                              ----------          ------------
Property and equipment, net                  330,456,448          351,719,530
Other assets at cost, net of
   amortization                               14,880,805           16,826,504

TOTAL ASSETS                              US$444,814,603       US$448,909,987
                                             ===========          ===========

TRICOM, S.A.
CONSOLIDATED BALANCE SHEET (CONTINUED)
(IN US$)                                      DECEMBER 31,           MARCH 31,
                                            ---------------        ------------
                                                1998                   1999
                                              (AUDITED)             (UNAUDITED)
LIABILITIES & SHAREHOLDERS EQUITY
Current  liabilities:
  Notes payable:
    Borrowed funds-banks                     US$21,665,516        US$40,996,562
    Borrowed funds-related parties              25,591,915            6,013,364
    Current portion of long term debt -
      Carifa Loan                               32,000,000           32,000,000
                                             -------------        --------------
                                                79,257,431           79,009,926
  Accounts payable:
    Carriers                                     3,106,898            2,506,352
    Suppliers                                   11,772,957           20,675,026
    Related parties                                 -                     8,242
    Other                                        1,566,076              420,816
                                              ---------------     --------------
                                                16,445,931           23,610,436
Other liabilities                                7,413,821            4,257,111
Accrued expenses                                13,887,974            9,599,531
                                              ---------------     --------------
        Total current liabilities              117,005,157          116,477,004

Reserve for severance indemnities                   42,886               27,868

Deferred income tax                                205,258              205,258

Long-term debt:
  Senior Notes                                 200,000,000           200,000,000
                                              ---------------     --------------
        Total liabilities                      317,253,301           316,710,310

Shareholders equity:
  Class A Common Stock at par value RD$10:
  Authorized 55,000,000 shares; 5,700,000
  shares issued at December 31, 1998 and
  March 31, 1999                                 3,750,000             3,750,000
  Class B Stock at par value RD$10:
  Authorized
  25,000,000 shares at December 31, 1998
  and March 31, 1999; 19,144,544 issued at
  December 31, 1998 and March 31, 1999          12,595,095            12,595,095
Additional paid-in-capital, excess over
  par                                           94,015,852            94,015,852
Retained earnings                               19,224,112            23,862,577
Equity adjustment for foreign currency
  translation                                   (2,023,757)          (2,023,757)
                                              ---------------     --------------
Shareholders equity, net                       127,561,302           132,199,767

TOTAL LIABILITIES &
SHAREHOLDERS EQUITY                        US$ 444,814,603        US$448,909,897
                                              ===============        ===========

TRICOM, S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF OPERATIONS
(IN US$)                                         THREE MONTH PERIOD ENDED
                                                       MARCH 31,
                                         ---------------------------------------
                                               1998                   1999
                                         ----------------       ----------------
                                           (UNAUDITED)           (UNAUDITED)
OPERATING REVENUES:
       Toll                             US$   4,533,777        US$ 4,705,266
       International revenues                10,843,462           12,970,980
       Local service                          2,681,624            5,840,175
       Cellular                               4,235,646            5,863,334
       Paging                                 1,264,116              900,254
       Sale and lease of equipment              997,386              966,004
       Installations                          2,397,536            3,419,179
       Other                                     62,137              158,007
                                           ------------           ----------
        TOTAL OPERATING REVENUES             27,015,684           34,823,199

OPERATING COSTS:
  Satellite connections and carriers          7,478,406             8,420,901
  Network depreciation                        2,363,897             3,449,453
  Expense in lieu of income taxes             1,926,880             2,969,610
  General and administrative expense          7,445,802             9,600,529
  Depreciation expense                          637,266             1,045,431
  Other                                       1,022,133             1,009,404
                                           ------------           -----------
        TOTAL OPERATING COSTS                20,874,384            26,495,328

OPERATING INCOME                              6,141,300             8,327,871

OTHER INCOME (EXPENSES):
  Interest expense                           (4,365,511)           (4,454,860)
  Interest income                             1,177,995               971,202
  Foreign exchange gain (loss)                 (106,223)              165,392
  Other                                        (436,869)             (427,343)
                                           -------------          ------------
        TOTAL OTHER EXPENSES                 (3,730,608)            (3,745,609)
                                           -------------          ------------

EARNINGS BEFORE INCOME TAX                    2,410,692              4,582,262

INCOME TAX - DEFERRED CREDIT                       -                    56,203

NET EARNINGS                            US$   2,410,692        US$   4,638,465
                                           ============           ============
EBITDA                                  US$   11,069,343       US$  15,792,365
                                           =============          ============
EARNINGS PER SHARE                      US$         0.13       US$        0.19

WEIGHTED AVG. NUMBER OF SHARES                19,144,544             24,844,544

TRICOM, S.A. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF CASH FLOWS
(IN US$)

                                                      MARCH 31,       MARCH 31,
                                                   --------------   ------------
                                                       1998              1999
                                                    (UNAUDITED)      (UNAUDITED)
Cash flows from operating activities:
  Net earnings (loss)                             US$ 2,410,692   US$ 4,638,465
  Adjustments to reconcile net earnings
    (loss) and net cash provided by
     operating activities:
      Depreciation                                    3,001,163       4,494,884
      Allowance for doubtful accounts                   157,069         628,689
      Accounts receivable charged off                  (314,138)       (542,819)
      Unrealized loss (gain) in foreign
          exchange                                      101,274            -
      Reserve for severance indemnities,
          net of payments                               (37,513)         89,043
  Net changes in assets and liabilities:
      Accounts receivable                               915,194        (595,420)
      Inventories                                    (5,583,587)     (1,978,864)
      Prepaid expenses                                2,333,859         780,982
      Long-term accounts receivable                     367,504          21,714
      Other assets                                   (1,806,711)     (1,388,752)
      Accounts payable                               11,937,070       7,156,261
      Other liabilities                                 502,891      (3,212,914)
      Accrued expenses                               (6,152,264)     (4,392,504)
                                                  ----------------    ---------
        Total adjustments                             5,409,285       1,052,057
                                                  ----------------    ---------
Net cash provided by operating activities             7,819,977       5,698,765
                                                  ================    ==========

Cash flows from investing activities:
  Current portion of investments                        -            10,564,732
  Cancellation of investments                        13,213,028        (587,285)
  Acquisition of property and equipment             (29,516,058)    (25,757,965)
                                                  ----------------    ----------
Net cash used in investing activities               (16,303,030)    (15,780,518)

Cash flows from financing activities:
  Borrowed funds from banks                           1,900,330      19,331,046
  Borrowed funds from related parties                 4,500,813     (19,578,551)
                                                  ----------------   -----------
Net cash provided by financing activities             6,401,143        (247,505)

Effect of exchange rate changes on cash                (100,766)          -

Net increase in cash and cash equivalents            (2,182,676)    (10,329,258)

Cash and cash equivalents at beginning
  of the period                                       5,732,505      15,377,410

Cash and cash equivalents at end of period        US$ 3,549,829   US$ 5,048,152
                                                  ================   ==========

                                      SIGNATURES

               Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                        TRICOM, S.A



          Dated: April 22, 1999              By:  /s/ Carl H. Carlson
                                                  -------------------------
                                                  Carl H. Carlson
                                                  Executive Vice President
                                                  and Member of the
                                                  Office of the President